SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)*

                           MedicaLogic/Medscape, Inc.
                            (F/K/A MedicaLogic, Inc.)
                           __________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    584642102
                               __________________
                                 (CUSIP Number)


                                  July 1, 2000
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          [ ] Rule 13d-1(b)
                          [ ] Rule 13d-1(c)
                          [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 2 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.93%

12       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 3 of 17 Pages




 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.93%

12       Type of Reporting Person*

         PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 4 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                    1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.93%

12       Type of Reporting Person*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 5 of 17 Pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,568,421
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,568,421
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,568,421

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.93%

12       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 584642102                                           Page 6 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 3,136,842
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   3,136,842
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,136,842

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    7.86%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 584642102                                           Page 7 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

         IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 17 Pages



Item 1(a)         Name of Issuer:

                  MedicaLogic/Medscape, Inc. (f/k/a MedicaLogic, Inc.) (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  20500 NW Evergreen Parkway, Hillsboro Oregon, 97124.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI")

                  iii) QIH Management, Inc. ("QIH Management")

                  iv)  Soros Fund Management LLC ("SFM LLC");

                  v)   Mr. George Soros ("Mr. Soros"); and

                  vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This statement relates to Shares (as defined herein) held for the accounts of QIP and SFM Domestic Investments LLC, a Delaware limited liability company ("SFM Domestic").

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman and President of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the discretion of SFM LLC.

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the accout of QIP and is no longer a Reporting Person.

                  Mr. Soros, by virtue of his position as a managing member of SFM Domestic, may also be deemed the beneficial owner of the Shares held for the account of SFM Domestic.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

                                                              Page 9 of 17 Pages

Item 2(c)         Citizenship:

                  i)  QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii)QIH Management is a Delaware corporation;

                  iv) SFM LLC is a Delaware limited liability company; and

                  v)  Mr. Soros is a citizen of the United States

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value (the "Shares").

Item 2(e)         CUSIP Number:

                  584642102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 5, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,568,421 Shares held for the account of QIP.

                  ii) Mr. Soros may be deemed the beneficial owner of 3,136,842 Shares. This number consists of (a) the 1,568,421 Shares held for the account of QIP and (b) the 1,568,421 Shares held for the account of SFM Domestic.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI, QIH Management and SFM LLC, may be deemed to have been the beneficial owner constitutes approximately 3.93% of the total number of Shares outstanding.

                                                             Page 10 of 17 Pages


                  (ii) The number of shares of which Mr. Soros may be deemed to have been the beneficial owner constitutes approximately 7.86% of the total number of shares outstanding.

Item 4(c)         Number of shares as to which such person had:


     QIP, QIHMI, QIH Management and SFM LLC
     --------------------------------------

     (i)   Sole power to vote or to direct the vote:                   1,568,421

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,568,421

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Mr. Soros
     ----------------

     (i)   Sole power to vote or to direct the vote:                   3,136,842

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      3,136,842

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                                             Page 11 of 17 Pages


                  (ii) Certain members of SFM Domestic have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 17 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   July 5, 2000                         QUANTUM INDUSTRIAL PARTNERS LDC

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact


Date:   July 5, 2000                         QIH MANAGEMENT INVESTOR, L.P.

                                              By:      QIH MANAGEMENT, INC.,
                                                       its General Partner

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Secretary


Date:   July 5, 2000                         QIH MANAGEMENT, INC.

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Secretary


Date:   July 5, 2000                          SOROS FUND MANAGEMENT LLC

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Assistant General Counsel


Date:   July 5, 2000                          GEORGE SOROS

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

                                                             Page 13 of 17 Pages


Date:   July 5, 2000                          STANLEY F. DRUCKENMILLER

                                              By:  /S/ RICHARD D. HOLAHAN, JR.
                                                   -------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

                                                             Page 14 of 17 Pages

                                  EXHIBIT INDEX
                                                                            Page
                                                                            ----

D.      Power of Attorney,  dated as of January 27,  2000,  granted by
        Mr.  George  Soros  in favor of Mr.  Michael  C.  Neus and Mr.
        Richard D. Holahan, Jr........................................        15

E.      Power of Attorney,  dated as of January 27,  2000,  granted by
        Mr. Stanley F.  Druckenmiller  in favor of Mr. Michael C. Neus
        and Mr. Richard D. Holahan, Jr................................        16

F.      Power of  Attorney  dated as of January 24,  2000,  granted by
        Quantum  Industrial  Partners  LDC in favor of Mr.  Michael C.
        Neus       and       Mr.       Richard       D.       Holahan,
        Jr............................................................        17